Mail Stop 3561
                                                                  November 20,
2018

       Wesley R. Edens
       Chief Executive Officer
       New Fortress Energy LLC
       111 W. 19th Street, 8th Floor
       New York, NY 10011

                 Re:   New Fortress Energy LLC
                       Registration Statement on Form S-1
                       Filed November 9, 2018
                       File No. 333-228339


       Dear Mr. Edens:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Our Liquefaction Assets, page 6

           1. We note your disclosure that, "[a]t the completion of this offering, we will have committed approximately $2 billion in building and developing our facilities since 2014."
              Please revise your disclosure to separately quantify the amount that you have already spent and the amount(s) of your current commitments. With respect to your outstanding commitments, please briefly identify the source of funds you will utilize to pay such commitments.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wesley R. Edens
New Fortress Energy LLC
November 20, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Yong Kim, Staff Accountant, at (202) 551-3323, or Andrew Blume, Staff
Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-
3342, or me at (202) 551-3720 if you have questions regarding the comments.


                                                           Sincerely,

                                                           /s/ Lisa M. Kohl for

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products